

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2023

Harry Kirsch
Chief Financial Officer
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

      Re: Novartis AG
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed February 1, 2023
          File No. 001-15024

Dear Harry Kirsch:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Karen L. Hale